

August 24, 2011

Via E-mail
David C. Merrell
President and Director
E.R.C. Energy Recovery Corporation
3884 East North Little Cottonwood Rd
Salt Lake City, UT 84092

> **Re:** **E.R.C. Energy Recovery Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011**
> **Response Letter Submitted on June 28, 2011**
> **File No. 000-53116**

Dear Mr. Merrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed on June 28, 2011

Report of Independent Registered Public Accounting Firm

1. We note in response to our comment one in our letter dated June 13, 2011 you have filed an updated audit report with your Amendment No. 1 to the Form 10-K. However, we note that your amended filing does not include the complete text of the amended item that must be included in the amendment as required by Rule 12b-15 under the Exchange Act. Please amend your filing to include all of the information called for by Item 8 of Form 10-K. You may file an abbreviated amendment that include a cover page, explanatory note, complete text of Item 8 as amended, signature page, and provide new certifications for each principal executive officer and principal financial officer as called for by Rule 12b-15.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3817 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc:     Leonard W. Burningham, Esq.
        Via E-mail